No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2016

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On October 31, 2016, Honda Motor Co., Ltd. (the “Company”) announced its consolidated financial results for the fiscal second quarter and the fiscal first half year ended September 30, 2016.

Exhibit 2:

The Company revised its forecast for consolidated financial results for the fiscal year ending March 31, 2017, which was announced on May 13, 2016, and announced forecast for unconsolidated financial results for the fiscal year ending March 31, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 4, 2016

October 31, 2016

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL SECOND QUARTER AND

THE FISCAL FIRST HALF YEAR ENDED SEPTEMBER 30, 2016

Tokyo, October 31, 2016 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal second quarter and the fiscal first half year ended September 30, 2016.

Second Quarter Results

Honda’s consolidated profit for the period attributable to owners of the parent for the fiscal second quarter ended September 30, 2016 totaled JPY 177.0 billion (USD 1,751 million), an increase of 38.6% from the same period last year. Earnings per share attributable to owners of the parent for the quarter amounted to JPY 98.26 (USD 0.97), an increase of JPY 27.38 (USD 0.27) from JPY 70.88 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated sales revenue for the quarter amounted to JPY 3,262.9 billion (USD 32,268 million), a decrease of 9.9% from the same period last year, due primarily to unfavorable foreign currency translation effects, despite increased revenue in automobile business, financial services business and motorcycle business operations.

Consolidated operating profit for the quarter amounted to JPY 228.0 billion (USD 2,256 million), an increase of 38.4% from the same period last year, due primarily to continuing cost reduction efforts, decreased SG&A expenses, including quality related expenses, and the impact of pension accounting treatment, despite unfavorable foreign currency effects.

Share of profit of investments accounted for using the equity method for the quarter amounted to JPY 39.8 billion (USD 394 million), an increase of 16.6% from the corresponding period last year.

Consolidated profit before income taxes for the quarter totaled JPY 270.5 billion (USD 2,676 million), an increase of 28.3% from the same period last year.

Business Segment

Motorcycle Business

For the three months ended September 30, 2015 and 2016

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sale
	Three months ended Sep. 30, 2015	Three months ended Sep. 30, 2016	Change	%	Three months ended Sep. 30, 2015	Three months ended Sep. 30, 2016	Change	%
Motorcycle business	4,370	4,538	168	3.8	2,740	3,042	302	11.0
Japan	50	33	- 17	- 34.0	50	33	- 17	- 34.0
North America	75	71	- 4	- 5.3	75	71	- 4	- 5.3
Europe	48	48	0	0.0	48	48	0	0.0
Asia	3,851	4,125	274	7.1	2,221	2,629	408	18.4
Other Regions	346	261	- 85	- 24.6	346	261	- 85	- 24.6

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal second quarter by business segment, in motorcycle business operations, sales revenue from sales to external customers decreased 9.7%, to JPY 409.3 billion (USD 4,048 million) from the same period last year due mainly to unfavorable foreign currency translation effects, despite increased consolidated unit sales. Operating profit totaled JPY 59.5 billion (USD 589 million), an increase of 21.3% from the same period last year, due primarily to continuing cost reduction efforts, an increase in sales volume and model mix, and the impact of pension accounting treatment, despite unfavorable foreign currency effects.

Automobile Business

For the three months ended September 30, 2015 and 2016

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Sep. 30, 2015	Three months ended Sep. 30, 2016	Change	%	Three months ended Sep. 30, 2015	Three months ended Sep. 30, 2016	Change	%
Automobile business	1,139	1,218	79	6.9	889	890	1	0.1
Japan	168	156	- 12	- 7.1	155	143	- 12	- 7.7
North America	473	479	6	1.3	473	479	6	1.3
Europe	42	45	3	7.1	42	45	3	7.1
Asia	395	482	87	22.0	158	167	9	5.7
Other Regions	61	56	- 5	- 8.2	61	56	- 5	- 8.2

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, sales revenue from sales to external customers decreased 10.7%, to JPY 2,341.6 billion (USD 23,157 million) from the same period last year due mainly to unfavorable foreign currency translation effects. Operating profit totaled JPY 131.8 billion (USD 1,304 million), an increase of 94.5% from the same period last year, due primarily to continuing cost reduction efforts, decreased SG&A expenses, including quality related expenses, and the impact of pension accounting treatment, despite unfavorable foreign currency effects.

Financial Services Business

Sales revenue from customers in the financial services business operations decreased 4.1%, to JPY 443.2 billion (USD 4,383 million) from the same period last year due mainly to unfavorable foreign currency translation effects, despite an increase in revenue from operating leases and sales of returned lease vehicles. Operating profit decreased 27.2% to JPY 37.7 billion (USD 374 million) from the same period last year due mainly to increased SG&A expenses and unfavorable foreign currency effects.

Power Product and Other Businesses

For the three months ended September 30, 2015 and 2016

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Three months ended Sep. 30, 2015	Three months ended Sep. 30, 2016	Change	%
Power product business	1,275	1,240	- 35	- 2.7
Japan	115	87	- 28	- 24.3
North America	532	522	- 10	- 1.9
Europe	174	165	- 9	- 5.2
Asia	346	376	30	8.7
Other Regions	108	90	- 18	- 16.7

Note: Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the three months ended September 30, 2015 and 2016, since no affiliates and joint ventures accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from sales to external customers in power product and other businesses decreased 18.5%, to JPY 68.7 billion (USD 680 million) from the same period last year, due mainly to unfavorable foreign currency translation effects. Honda reported an operating loss of JPY 1.0 billion (USD 10 million), an improvement of JPY 2.8 billion (USD 28 million) from the same period last year, due mainly to decreased SG&A expenses and the impact of pension accounting treatment. Operating loss for aircraft and aircraft engines, included in Power product and other businesses, totaled JPY 10.6 billion (USD 105 million), an improvement of JPY 1.7 billion (USD 18 million) from the same period last year.

Explanatory note:

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 101.12=USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on September 30, 2016.

First Half Year Results

Honda’s consolidated profit for the period attributable to owners of the parent for the fiscal first half year ended September 30, 2016 totaled JPY 351.7 billion, an increase of 12.1% from the same period last year. Earnings per share attributable to owners of the parent for the fiscal first half year amounted to JPY 195.19, an increase of JPY 21.08 from JPY 174.11 for the same period last year.

Consolidated sales revenue for the fiscal first half year amounted to JPY 6,734.6 billion, a decrease of 8.1% from the same period last year, due primarily to unfavorable foreign currency translation effects, despite increased revenue in automobile business, financial services business, and motorcycle business operations.

Consolidated operating profit for the fiscal first half year amounted to JPY 494.9 billion, an increase of 22.5% from the same period last year, due primarily to continuing cost reduction efforts, increased sales revenue and model mix, decreased SG&A expenses, including quality related expenses, and the impact of pension accounting treatment, despite the effects of the 2016 Kumamoto Earthquake and unfavorable foreign currency effects.

Share of profit of investments accounted for using the equity method for the fiscal first half year amounted to JPY 67.0 billion, a decrease of 7.5% from the corresponding period last year.

Consolidated profit before income taxes for the fiscal first half year totaled JPY 559.0 billion, an increase of 13.3% from the same period last year.

Business Segment

Motorcycle Business

For the six months ended September 30, 2015 and 2016

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Six months ended Sep. 30, 2015	Six months ended Sep. 30, 2016	Change	%	Six months ended Sep. 30, 2015	Six months ended Sep. 30, 2016	Change	%
Motorcycle business	8,475	8,890	415	4.9	5,285	5,873	588	11.1
Japan	97	62	- 35	- 36.1	97	62	- 35	- 36.1
North America	150	149	- 1	- 0.7	150	149	- 1	- 0.7
Europe	114	120	6	5.3	114	120	6	5.3
Asia	7,422	8,010	588	7.9	4,232	4,993	761	18.0
Other Regions	692	549	- 143	- 20.7	692	549	- 143	- 20.7

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal first half year by business segment, in motorcycle business operations, sales revenue from sales to external customers decreased 9.1%, to JPY 841.7 billion from the same period last year, due mainly to unfavorable foreign currency translation effects, despite increased consolidated unit sales. Operating profit totaled JPY 90.7 billion, a decrease of 13.3% from the same period last year, due primarily to a decrease in profit attributable to decreased sales volume and model mix, including the effects of the 2016 Kumamoto Earthquake and unfavorable foreign currency effects, despite continuing cost reduction effects and the impact of pension accounting treatment.

Automobile Business

For the six months ended September 30, 2015 and 2016

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Six months ended Sep. 30, 2015	Six months ended Sep. 30, 2016	Change	%	Six months ended Sep. 30, 2015	Six months ended Sep. 30, 2016	Change	%
Automobile business	2,286	2,431	145	6.3	1,777	1,798	21	1.2
Japan	315	302	- 13	- 4.1	290	275	- 15	- 5.2
North America	970	989	19	2.0	970	989	19	2.0
Europe	74	90	16	21.6	74	90	16	21.6
Asia	800	935	135	16.9	316	329	13	4.1
Other Regions	127	115	- 12	- 9.4	127	115	- 12	- 9.4

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, sales revenue from sales to external customers decreased 8.6%, to JPY 4,840.6 billion from the same period last year due mainly to unfavorable foreign currency translation effects, despite increased consolidated unit sales. Operating profit totaled JPY 316.3 billion, an increase of 59.4% from the same period last year, due primarily to continuing cost reduction efforts, an increase in sales volume and model mix, decreased SG&A expenses, including quality related expenses, and the impact of pension accounting treatment, despite unfavorable foreign currency effects.

Financial Services Business

Sales revenue from customers in the financial services business operations decreased 3.0%, to JPY 907.8 billion from the same period last year due mainly to unfavorable foreign currency translation effects, despite an increase in revenue from operating leases and sales of returned lease vehicles. Operating profit decreased 15.3% to JPY 88.3 billion from the same period last year due mainly to unfavorable foreign currency effects.

Power Product and Other Businesses

For the six months ended September 30, 2015 and 2016

	Unit (Thousands)
	Honda Group Unit Sales/Consolidated Unit Sales
	Six months ended Sep. 30, 2015	Six months ended Sep. 30, 2016	Change	%
Power product business	2,833	2,728	- 105	- 3.7
Japan	200	146	- 54	- 27.0
North America	1,336	1,291	- 45	- 3.4
Europe	405	390	- 15	- 3.7
Asia	686	736	50	7.3
Other Regions	206	165	- 41	- 19.9

Note: Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the six months ended September 30, 2015 and 2016, since no affiliates and joint ventures accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from sales to external customers in power product and other businesses decreased by 13.4% to JPY 144.3 billion from the same period last year, due mainly to unfavorable foreign currency translation effects. Honda reported an operating loss of JPY 0.5 billion, an improvement of JPY 2.8 billion from the same period last year, due mainly to decreased SG&A expenses and the impact of pension accounting treatment. Operating loss for aircraft and aircraft engines, included in Power product and other businesses, totaled JPY 19.4 billion, an improvement of JPY 5.0 billion from the same period last year.

Consolidated Statements of Financial Position for the Fiscal First Half Ended September 30, 2016

Total assets decreased by JPY 1,240.8 billion, to JPY 16,988.4 billion from March 31, 2016, mainly due to foreign currency translation effects, despite an increase in Equipment on operating leases. Total liabilities decreased by JPY 1,013.2 billion, to JPY 10,184.2 billion from March 31, 2016, mainly due to a decrease in Retirement benefit liabilities and foreign currency translation effects, despite an increase in Financing liabilities. Total equity decreased by JPY 227.5 billion, to JPY 6,804.2 billion from March 31, 2016 due mainly to foreign currency translation effects, despite increased Retained earnings attributable to increased Profit for the period.

Consolidated Statements of Cash Flows for the Fiscal First Half Ended September 30, 2016

Consolidated cash and cash equivalents on September 30, 2016 decreased by JPY 77.7 billion from March 31, 2016, to JPY 1,679.7 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period of the previous fiscal year, are as follows:

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 392.1 billion for the fiscal first half year ended September 30, 2016. Cash inflows from operating activities decreased by JPY 313.3 billion compared with the same period of the previous fiscal year due mainly to a decrease in cash received from customers, including unfavorable foreign currency translation effects, despite decreased payments for parts and raw materials.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 340.6 billion. Cash outflows from investing activities decreased by JPY 87.8 billion compared with the same period of the previous fiscal year, due mainly to a decrease in Payments for additions to property, plant and equipment.

Cash flows from financing activities

Net cash provided by financing activities amounted to JPY 20.9 billion. Cash inflows from financing activities increased by JPY 64.3 billion compared with the same period of the previous fiscal year, due mainly to a decrease in repayments of financing liabilities.

Forecasts for the Fiscal Year Ending March 31, 2017

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2017, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2017

	Yen (billions)	Changes from FY 2016
Sales revenue	13,400.0	- 8.2%
Operating profit	650.0	+ 29.1%
Profit before income taxes	770.0	+ 21.2%
Profit for the year attributable to owners of the parent	415.0	+ 20.5%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	230.26

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 103 for the full year ending March 31, 2017.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2017 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	+ 28.6
Cost reduction, the effect of raw material cost fluctuations, etc.	+ 161.0
SG&A expenses	+ 303.0
R&D expenses	- 60.0
Currency effect	- 370.0
The impact of pension accounting treatment	+ 84.0

Operating profit compared with fiscal year ended March 31, 2016	+ 146.6

Share of profit of investments accounted for using the equity method	+ 13.9
Finance income and finance costs	- 26.0

Profit before income taxes compared with fiscal year ended March 31, 2016	+ 134.5

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on October 31, 2016, resolved to make the quarterly dividend JPY 22 per share of common stock, the record date of which is September 30, 2016. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2017, is JPY 88 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time.

Consolidated Financial Summary

For the three months and six months ended September 30, 2015 and 2016

Financial Highlights

	Yen (millions)
	Three months ended Sep. 30, 2015	Three months ended Sep. 30, 2016	Six months ended Sep. 30, 2015	Six months ended Sep. 30, 2016
Sales revenue	3,621,277	3,262,968	7,326,039	6,734,698
Operating profit	164,842	228,081	404,128	494,924
Profit before income taxes	210,939	270,566	493,266	559,058
Profit for the period attributable to owners of the parent	127,751	177,096	313,788	351,795

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	70.88	98.26	174.11	195.19

	U.S. Dollar (millions)
		Three months ended Sep. 30, 2016		Six months ended Sep. 30, 2016
Sales revenue		32,268		66,601
Operating profit		2,256		4,894
Profit before income taxes		2,676		5,529
Profit for the period attributable to owners of the parent		1,751		3,479

	U.S. Dollar
Earnings per share attributable to owners of the parent
Basic and diluted		0.97		1.93

[1] Condensed Consolidated Statements of Financial Position

	Yen (millions)
	Mar. 31, 2016	Sep. 30, 2016
Assets
Current assets:
Cash and cash equivalents	1,757,456	1,679,709
Trade receivables	826,714	691,742
Receivables from financial services	1,926,014	1,683,563
Other financial assets	103,035	83,595
Inventories	1,313,292	1,241,950
Other current assets	315,115	287,479

Total current assets	6,241,626	5,668,038

Non-current assets:
Investments accounted for using the equity method	593,002	585,680
Receivables from financial services	3,082,054	2,796,866
Other financial assets	335,203	328,229
Equipment on operating leases	3,678,111	3,619,530
Property, plant and equipment	3,139,564	2,906,854
Intangible assets	824,939	800,446
Deferred tax assets	180,828	143,411
Other non-current assets	153,967	139,392

Total non-current assets	11,987,668	11,320,408

Total assets	18,229,294	16,988,446

Liabilities and Equity
Current liabilities:
Trade payables	1,128,041	984,853
Financing liabilities	2,789,620	2,575,905
Accrued expenses	384,614	331,887
Other financial liabilities	89,809	74,250
Income taxes payable	45,872	44,013
Provisions	513,232	433,163
Other current liabilities	519,163	487,205

Total current liabilities	5,470,351	4,931,276

Non-current liabilities:
Financing liabilities	3,736,628	3,491,870
Other financial liabilities	47,755	44,718
Retirement benefit liabilities	660,279	522,364
Provisions	264,978	209,407
Deferred tax liabilities	789,830	772,233
Other non-current liabilities	227,685	212,349

Total non-current liabilities	5,727,155	5,252,941

Total liabilities	11,197,506	10,184,217

Equity:
Common stock	86,067	86,067
Capital surplus	171,118	171,118
Treasury stock	(26,178)	(26,182)
Retained earnings	6,194,311	6,483,674
Other components of equity	336,115	(150,141)

Equity attributable to owners of the parent	6,761,433	6,564,536
Non-controlling interests	270,355	239,693

Total equity	7,031,788	6,804,229

Total liabilities and equity	18,229,294	16,988,446

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the three months ended September 30, 2015 and 2016

	Yen (millions)
	Three months ended Sep. 30, 2015	Three months ended Sep. 30, 2016
Sales revenue	3,621,277	3,262,968

Operating costs and expenses:
Cost of sales	(2,828,705)	(2,522,871)
Selling, general and administrative	(479,067)	(384,621)
Research and development	(148,663)	(127,395)

Total operating costs and expenses	(3,456,435)	(3,034,887)

Operating profit	164,842	228,081

Share of profit of investments accounted for using the equity method	34,199	39,861

Finance income and finance costs:
Interest income	6,302	7,368
Interest expense	(4,307)	(3,099)
Other, net	9,903	(1,645)

Total finance income and finance costs	11,898	2,624

Profit before income taxes	210,939	270,566
Income tax expense	(68,598)	(78,828)

Profit for the period	142,341	191,738

Profit for the period attributable to:
Owners of the parent	127,751	177,096
Non-controlling interests	14,590	14,642

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	70.88	98.26

Condensed Consolidated Statements of Comprehensive Income

For the three months ended September 30, 2015 and 2016

	Yen (millions)
	Three months ended Sep. 30, 2015	Three months ended Sep. 30, 2016
Profit for the period	142,341	191,738

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	11,561
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(15,206)	11,828
Share of other comprehensive income of investments accounted for using the equity method	(2,557)	1,285
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(278,654)	(76,918)
Share of other comprehensive income of investments accounted for using the equity method	(16,120)	(21,421)

Total other comprehensive income, net of tax	(312,537)	(73,665)

Comprehensive income for the period	(170,196)	118,073

Comprehensive income for the period attributable to:
Owners of the parent	(165,942)	107,204
Non-controlling interests	(4,254)	10,869

Condensed Consolidated Statements of Income

For the six months ended September 30, 2015 and 2016

	Yen (millions)
	Six months ended Sep. 30, 2015	Six months ended Sep. 30, 2016
Sales revenue	7,326,039	6,734,698

Operating costs and expenses:
Cost of sales	(5,714,351)	(5,200,531)
Selling, general and administrative	(913,555)	(746,284)
Research and development	(294,005)	(292,959)

Total operating costs and expenses	(6,921,911)	(6,239,774)

Operating profit	404,128	494,924

Share of profit of investments accounted for using the equity method	72,514	67,083

Finance income and finance costs:
Interest income	14,094	14,808
Interest expense	(9,132)	(6,191)
Other, net	11,662	(11,566)

Total finance income and finance costs	16,624	(2,949)

Profit before income taxes	493,266	559,058
Income tax expense	(147,049)	(177,454)

Profit for the period	346,217	381,604

Profit for the period attributable to:
Owners of the parent	313,788	351,795
Non-controlling interests	32,429	29,809

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	174.11	195.19

Condensed Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2015 and 2016

	Yen (millions)
	Six months ended Sep. 30, 2015	Six months ended Sep. 30, 2016
Profit for the period	346,217	381,604

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	11,561
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(12,628)	907
Share of other comprehensive income of investments accounted for using the equity method	(2,193)	(799)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(199,042)	(453,298)
Share of other comprehensive income of investments accounted for using the equity method	(8,404)	(57,685)

Total other comprehensive income, net of tax	(222,267)	(499,314)

Comprehensive income for the period	123,950	(117,710)

Comprehensive income for the period attributable to:
Owners of the parent	110,091	(117,593)
Non-controlling interests	13,859	(117)

[3] Condensed Consolidated Statements of Changes in Equity

As of and for the six months ended September 30, 2015

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2015	86,067	171,118	(26,165)	6,083,573	794,034	7,108,627	274,194	7,382,821

Comprehensive income for the period
Profit for the period				313,788		313,788	32,429	346,217
Other comprehensive income, net of tax					(203,697)	(203,697)	(18,570)	(222,267)

Total comprehensive income for the period				313,788	(203,697)	110,091	13,859	123,950
Reclassification to retained earnings				(252)	252	—		—
Transactions with owners and other
Dividends paid				(79,300)		(79,300)	(30,739)	(110,039)
Purchases of treasury stock			(7)			(7)		(7)
Equity transactions and others							(2,600)	(2,600)

Total transactions with owners and other			(7)	(79,300)		(79,307)	(33,339)	(112,646)

Balance as of September 30, 2015	86,067	171,118	(26,172)	6,317,809	590,589	7,139,411	254,714	7,394,125

As of and for the six months ended September 30, 2016
	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2016	86,067	171,118	(26,178)	6,194,311	336,115	6,761,433	270,355	7,031,788

Comprehensive income for the period
Profit for the period				351,795		351,795	29,809	381,604
Other comprehensive income, net of tax					(469,388)	(469,388)	(29,926)	(499,314)

Total comprehensive income for the period				351,795	(469,388)	(117,593)	(117)	(117,710)
Reclassification to retained earnings				16,868	(16,868)	—		—
Transactions with owners and other
Dividends paid				(79,300)		(79,300)	(30,545)	(109,845)
Purchases of treasury stock			(4)			(4)		(4)
Equity transactions and others

Total transactions with owners and other			(4)	(79,300)		(79,304)	(30,545)	(109,849)

Balance as of September 30, 2016	86,067	171,118	(26,182)	6,483,674	(150,141)	6,564,536	239,693	6,804,229

[4] Consolidated Statements of Cash Flows

	Yen (millions)
	Six months ended Sep. 30, 2015	Six months ended Sep. 30, 2016
Cash flows from operating activities:
Profit before income taxes	493,266	559,058
Depreciation, amortization and impairment losses excluding equipment on operating leases	326,092	328,087
Share of profit of investments accounted for using the equity method	(72,514)	(67,083)
Finance income and finance costs, net	2,707	(17,878)
Interest income and interest costs from financial services, net	(80,846)	(59,724)
Changes in assets and liabilities
Trade receivables	36,657	80,136
Inventories	78,041	(54,326)
Trade payables	(35,541)	(39,652)
Accrued expenses	(25,100)	(15,743)
Provisions and retirement benefit liabilities	66,212	(169,889)
Receivables from financial services	200,799	63,491
Equipment on operating leases	(320,178)	(281,527)
Other assets and liabilities	(11,828)	6,375
Other, net	(3,164)	(5,051)
Dividends received	53,091	52,353
Interest received	120,247	106,089
Interest paid	(45,943)	(48,710)
Income taxes paid, net of refunds	(76,484)	(43,861)

Net cash provided by operating activities	705,514	392,145

Cash flows from investing activities:
Payments for additions to property, plant and equipment	(314,887)	(220,278)
Payments for additions to and internally developed intangible assets	(115,462)	(79,141)
Proceeds from sales of property, plant and equipment and intangible assets	14,406	10,223
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired	—	(2,835)
Payments for acquisitions of other financial assets	(74,024)	(114,612)
Proceeds from sales and redemptions of other financial assets	63,100	66,194
Other, net	(1,656)	(200)

Net cash used in investing activities	(428,523)	(340,649)

Cash flows from financing activities:
Proceeds from short-term financing liabilities	4,239,202	4,243,184
Repayments of short-term financing liabilities	(4,541,807)	(4,211,031)
Proceeds from long-term financing liabilities	1,056,529	845,193
Repayments of long-term financing liabilities	(662,588)	(723,464)
Dividends paid to owners of the parent	(79,300)	(79,300)
Dividends paid to non-controlling interests	(30,722)	(29,395)
Purchases and sales of treasury stock, net	(7)	(4)
Other, net	(24,677)	(24,251)

Net cash provided by financing activities	(43,370)	20,932
Effect of exchange rate changes on cash and cash equivalents	(61,724)	(150,175)

Net change in cash and cash equivalents	171,897	(77,747)
Cash and cash equivalents at beginning of year	1,471,730	1,757,456

Cash and cash equivalents at end of period	1,643,627	1,679,709

[5] Assumptions for Going Concern

None

[6] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Company’s condensed consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, and Sales and related services

Automobile Business	Automobiles and relevant parts	Research & Development, Manufacturing, and Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products, and Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research & Development, Manufacturing Sales and related services, and Others

1. Segment information based on products and services

For the three months ended September 30, 2015

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	453,291	2,621,653	462,006	84,327	3,621,277	—	3,621,277
Intersegment	—	33,899	3,179	3,971	41,049	(41,049)	—

Total	453,291	2,655,552	465,185	88,298	3,662,326	(41,049)	3,621,277

Segment profit (loss)	49,068	67,773	51,867	(3,866)	164,842	—	164,842

For the three months ended September 30, 2016
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	409,376	2,341,660	443,201	68,731	3,262,968	—	3,262,968
Intersegment	—	35,740	3,173	4,843	43,756	(43,756)	—

Total	409,376	2,377,400	446,374	73,574	3,306,724	(43,756)	3,262,968

Segment profit (loss)	59,510	131,830	37,778	(1,037)	228,081	—	228,081

As of and for the six months ended September 30, 2015

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	925,994	5,297,540	935,678	166,827	7,326,039	—	7,326,039
Intersegment	—	64,086	6,368	9,669	80,123	(80,123)	—

Total	925,994	5,361,626	942,046	176,496	7,406,162	(80,123)	7,326,039

Segment profit (loss)	104,638	198,527	104,309	(3,346)	404,128	—	404,128

Segment assets	1,356,427	7,478,846	9,377,731	343,048	18,556,052	(233,783)	18,322,269
Depreciation and amortization	36,356	281,526	301,048	6,575	625,505	—	625,505
Capital expenditures	32,976	360,776	1,030,924	6,356	1,431,032	—	1,431,032
As of and for the six months ended September 30, 2016
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	841,780	4,840,645	907,875	144,398	6,734,698	—	6,734,698
Intersegment	—	72,866	6,469	10,088	89,423	(89,423)	—

Total	841,780	4,913,511	914,344	154,486	6,824,121	(89,423)	6,734,698

Segment profit (loss)	90,708	316,363	88,355	(502)	494,924	—	494,924

Segment assets	1,259,390	7,047,423	8,440,387	308,276	17,055,476	(67,030)	16,988,446
Depreciation and amortization	37,883	282,085	311,383	6,620	637,971	—	637,971
Capital expenditures	22,721	246,643	990,383	5,406	1,265,153	—	1,265,153

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 430,679 million as of September 30, 2015 and JPY 341,711 million as of September 30, 2016 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

For the three months ended September 30, 2015

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	525,761	2,000,518	166,132	719,479	209,387	3,621,277	—	3,621,277
Inter-geographic areas	456,234	95,634	22,807	161,977	1,196	737,848	(737,848)	—

Total	981,995	2,096,152	188,939	881,456	210,583	4,359,125	(737,848)	3,621,277

Operating profit (loss)	26,161	37,466	3,135	86,003	7,213	159,978	4,864	164,842

For the three months ended September 30, 2016
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	513,380	1,738,587	139,244	698,886	172,871	3,262,968	—	3,262,968
Inter-geographic areas	464,171	100,658	21,852	132,390	795	719,866	(719,866)	—

Total	977,551	1,839,245	161,096	831,276	173,666	3,982,834	(719,866)	3,262,968

Operating profit (loss)	85,843	38,112	105	91,282	13,426	228,768	(687)	228,081

As of and for the six months ended September 30, 2015

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	988,830	4,105,050	318,139	1,464,644	449,376	7,326,039	—	7,326,039
Inter-geographic areas	909,724	182,718	41,611	315,743	1,810	1,451,606	(1,451,606)	—

Total	1,898,554	4,287,768	359,750	1,780,387	451,186	8,777,645	(1,451,606)	7,326,039

Operating profit (loss)	53,971	146,489	2,179	181,573	11,717	395,929	8,199	404,128

Assets	4,127,849	10,564,347	639,202	2,431,728	584,145	18,347,271	(25,002)	18,322,269
Non-current assets other than financial instruments and deferred tax assets	2,329,318	4,369,043	112,638	723,554	167,293	7,701,846	—	7,701,846
As of and for the six months ended September 30, 2016
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	977,558	3,709,230	312,139	1,390,663	345,108	6,734,698	—	6,734,698
Inter-geographic areas	905,680	198,818	31,952	271,911	1,409	1,409,770	(1,409,770)	—

Total	1,883,238	3,908,048	344,091	1,662,574	346,517	8,144,468	(1,409,770)	6,734,698

Operating profit (loss)	66,066	209,383	1,351	181,603	27,752	486,155	8,769	494,924

Assets	4,130,606	9,447,227	572,484	2,334,452	595,104	17,079,873	(91,427)	16,988,446
Non-current assets other than financial instruments and deferred tax assets	2,428,393	4,144,241	102,429	624,160	166,999	7,466,222	—	7,466,222

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Turkey
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 430,679 million as of September 30, 2015 and JPY 341,711 million as of September 30, 2016 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[7] Other

1. Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures have been filed against Honda. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict litigation.

Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses, if any, as of the date of this report because there is uncertainty.

2. Transfer pricing tax refund

In May 2015, the lawsuit related to transfer pricing involving the Company’s transactions with certain consolidated subsidiaries in Brazil was concluded, and it was ruled that the Company shall receive a tax refund with corresponding interest in Japan. As a result, income tax expense decreased by JPY 19,145 million for the six months ended September 30, 2015.

3. Impairment loss on investments accounted for using the equity method

For the six months ended September 30, 2016, the Company recognized impairment losses of JPY 12,871 million on certain investments accounted for using the equity method because there is objective evidence of impairment from declines in quoted market values. The impairment losses are included in share of profit of investments accounted for using the equity method in the condensed consolidated statement of income.

4. Impact of the pension plan amendment on the Company’s consolidated financial position and results of operations

In August 2016, the Company and its certain subsidiaries in Japan decided, effective April 1, 2017, to extend mandatory retirement age from 60 to 65 years old and introduce a flexible retirement scheme that enables employees to choose retirement age between 60 years old and 65 years old, along with amendments to their defined benefit pension plans to align with the postponement of the retirement age, to fulfill diversifying needs of individual employees. The plan amendments include the revision of the benefit curve, to make the lump-sum benefit payment at the retirement age (between 60 and 65) under the new plan consistent with that at the mandatory retirement age (60) under the existing plan. In addition, one of the defined benefit pension plans will be replaced by a defined contribution plan.

Upon the decision of this plan amendment, Honda recognized past service cost (credit) through profit or loss. Honda recognized JPY 84,024 million of past service cost (credit), of which JPY 37,197 million is presented in cost of sales, JPY 21,385 million is presented in selling, general and administrative and JPY 25,442 million is presented in research and development in the consolidated statements of income for the six months ended September 30, 2016. The defined benefit obligation and plan asset were remeasured.

[Translation]

October 31, 2016

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takahiro Hachigo
President and Representative Director

Notice Concerning Revision of Forecast for Consolidated Financial Results for the Fiscal Year Ending March 31, 2017 and Announcement of Forecast for Unconsolidated Financial Results for the same period

Honda Motor Co., Ltd. (the “Company”) revises its forecast for consolidated financial results for the fiscal year ending March 31, 2017 which was announced on May 13, 2016, and announces forecast for unconsolidated financial results for the fiscal year ending March 31, 2017.

Particulars

Revision of Forecast for Consolidated Financial Results for the Fiscal Year Ending March 31, 2017

	Sales revenue (Million Yen)	Operating profit (Million Yen)	Profit before income taxes (Million Yen)	Profit for the year attributable to owners of the parent (Million Yen)	Basic earnings per share attributable to owners of the parent (Yen)
Forecast previously announced on May 13, 2016 (A)	13,750,000	600,000	705,000	390,000	216.39
Forecast revision as of October 31, 2016 (B)	13,400,000	650,000	770,000	415,000	230.26
Change (B-A)	- 350,000	50,000	65,000	25,000
Percentage change (%)	- 2.5	8.3	9.2	6.4
(Reference) Results of the fiscal year ended March 31, 2016	14,601,151	503,376	635,450	344,531	191.16

Announcement of Forecast for Unconsolidated Financial Results for the Fiscal Year Ending March 31, 2017
	Net sales (Million Yen)	Operating income (Million Yen)	Ordinary income (Million Yen)	Net income (Million Yen)	Net income per common share (Yen)
Results of the fiscal year ended March 31, 2016 (A)	3,303,606	- 191,421	60,822	51,912	28.80
Forecast as of October 31, 2016 (B)	3,400,000	5,000	260,000	160,000	88.78
Change (B-A)	96,393	196,421	199,177	108,087
Percentage change (%)	2.9	—	327.5	208.2

Reason for Revision of Forecast for Consolidated Financial Results for the Fiscal Year Ending March 31, 2017

Due mainly to unfavorable foreign currency translation effects, the Company downwardly revises its forecast for sales revenue of the fiscal year ending March 31, 2017 which was announced on May 13, 2016. Due mainly to continuing cost reduction efforts, the impact of pension accounting treatment, despite unfavorable foreign currency effects, the Company upwardly revises its forecast for operating profit, profit before income taxes, and profit for the year attributable to owners of the parent for the fiscal year ending March 31, 2017 which were announced on May 13, 2016.

Announcement of Forecast for Unconsolidated Financial Results for the Fiscal Year Ending March 31, 2017

The Company has not previously announced a forecast for the unconsolidated financial results for the fiscal year ending March 31, 2017 mainly due to the effects of the 2016 Kumamoto Earthquake. The Company hereby announces its forecast for the unconsolidated financial results for the fiscal year ending March 31, 2017, as shown above.

*	Basic earnings per share attributable to owners of the parent is calculated based on profit for the year attributable to owners of the parent.

*	These forecasts for consolidated and unconsolidated financial results of the Company are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time.

*	For more details, please refer to the Company’s investor relations website (URL http://world.honda.com/investors/).